Fortis Benefits Insurance Company
P.O. Box 64271
St. Paul, Minnesota 55164

JOINT 1ST TO DIE TERM RIDER
(LAST SURVIVOR)

This rider is part of your policy. It is subject to the provisions of the policy which apply and are consistent with the provisions of this rider. It is an annually renewable term rider providing coverage to the younger insured’s age 100, payable at the death of the first insured to die. The effective date and expiry date of this rider are shown in the policy schedule.

Joint Insureds

The joint insureds are named in the policy schedule.

Rider Benefit

We will pay the current face amount of this rider to the beneficiary upon our receipt of due proof of the death of the first joint insured to die while this rider was in force.

Face Amount

The face amount is the amount of the death benefit provided by this rider. The face amount for this rider is shown in the policy schedule. The face amount may be changed at any policy anniversary.

The maximum combined rider coverage on the life of any one person insured under an optional term rider (except for the Estate Protection rider) may not exceed the maximum individual insured term rider ratio shown in the policy schedule. The maximum combined rider coverage on all persons insured under an optional term rider (except for Estate Protection rider) may not exceed the maximum combined rider ratio. If the base policy face amount is decreased, then the rider face amount will be decreased if necessary, so that the rider maximum ratios set forth above are not exceeded.

Monthly Rate

The monthly rider rates are based on the joint insureds’ attained ages and premium classes and are shown in the policy schedule. The monthly deduction is equal to the monthly rate multiplied by the face amount of the rider, divided by 1,000.

Disability Waiver

If monthly deductions on the policy are waived under the terms of any disability benefit rider, the charges for this rider will also be waived.

Incontestable

This rider will be incontestable after it has been in force for 2 years from the effective date of this rider during the lifetime of each insured.

Any reinstatement will be incontestable after that reinstatement has been in force for 2 years from its effective date during the lifetime of each insured. Any contest will then be based only on the information provided on the application for reinstatement.

Suicide

If either insured commits suicide, while sane or insane, within 2 years after the effective date of this rider, (one year in Colorado and North Dakota), our liability will be limited to an amount equal to the total monthly deductions for this rider. In no event will this increase the total liability set forth in the Suicide Provision of the attached policy.

Termination

This rider will terminate on the earliest of:

1.                                       the expiry date of the rider,

2.                                       the date the policy terminates,

3.                                       the monthly anniversary date on or next following the date we receive your written request to terminate this rider, or

4.                                       the payment of the death benefit upon the death of the first joint insured to die.

Nonparticipating

This rider is nonparticipating and has no cash value

Signed for the Company to take effect on the rider effective date.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
SENIOR VICE PRESIDENT	SENIOR VICE PRESIDENT